Exhibit 99.1

58.com Announces Pricing of Follow-on Public Offering of American Depositary Shares

BEIJING, CHINA, March 28, 2014 -- 58.com Inc. (NYSE: WUBA) (the “Company”) today announced that the previously announced registered follow-on public offering of American depositary shares (“ADSs”) by the Company and certain selling shareholders was priced at US$38.00 per ADS. The Company will issue and sell 2,000,000 ADSs and the selling shareholders will sell an aggregate of 4,000,000 ADSs. Each ADS represents two Class A ordinary shares of the Company. In connection with this offering, the selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional ADSs.

The gross proceeds to the Company will be approximately US$76.0 million. The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. acted as the bookrunners, and Pacific Crest Securities LLC acted as a co-manager for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2014. This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting Morgan Stanley & Co. International plc, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014 (telephone: 1-866-718-1649; email: prospectus@morganstanley.com), or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010 (email: newyork.prospectus@credit-suisse.com; telephone: 1-800-221-1037), or Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: 1-800-831-9146).

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com